1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2004

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated April 13, 2004	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong

Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: April 13, 2004

Exhibit 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of MTR Corporation Limited (the “Company”) will be held at Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 3rd June, 2004 at 11:30 a.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

(1)	To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2003.

(2)	To declare a final dividend for the year ended 31st December, 2003.

(3)	To re-elect retiring members of the Board of Directors.

(4)	To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

(5)	To grant a general mandate to the Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company as at the date of the resolution (as adjusted) (the “Issue Mandate”).

(6)	To grant a general mandate to the Directors to purchase shares in the Company, not exceeding ten per cent. of the issued share capital of the Company as at the date of the resolution (the “Repurchase Mandate”).

(7)	Conditional on the passing of the resolutions to grant the Issue Mandate and the Repurchase Mandate, to authorise the Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company under the Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

To consider and, if thought fit, to pass with or without modification the following special resolution:

(8)	To amend the Articles of Association of the Company to reflect certain recent amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Companies Ordinance.

By Order of the Board

Leonard Bryan Turk

Secretary

Hong Kong, 13th April, 2004

Members of the Board: Dr. Raymond Ch’ien Kuo Fung (Chairman), Chow Chung Kong (Chief Executive Officer), Professor Cheung Yau Kai, David Gordon Eldon, T. Brian Stevenson, Edward Ho Sing Tin, Lo Chung Hing, Christine Fang Meng Sang, Frederick Ma Si Hang (Secretary for Financial Services and the Treasury), Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau Tung) and Commissioner for Transport (Robert Charles Law Footman)

Members of the Executive Directorate: Chow Chung Kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

Registered Office:

MTR Tower,

Telford Plaza,

Kowloon Bay,

Hong Kong.

Notes:

1.	This is a summary of the full text of the Notice of the Annual General Meeting. The full text of the Notice is contained in a document dated 13th April, 2004 to shareholders with further information about the business to be conducted at the meeting.

2.	A member entitled to attend and vote at the meeting is entitled to appoint one or two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

3.	To be valid, a form of proxy must be delivered to the Company’s registrar, Computershare Hong Kong Investor Services Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company’s registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Proxy forms sent electronically or by any other data transmission process will not be accepted. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

4.	The register of members of the Company was closed from Friday, 26th March, 2004 to Friday, 2nd April, 2004 (both days inclusive), during which period no transfer of shares in the Company was effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, had to be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:00 p.m. on Thursday, 25th March, 2004.

5.	The Board of Directors has recommended a final dividend for the year ended 31st December, 2003 (the “Final Dividend”) of HK$0.28 per share and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 30th June, 2004, to those shareholders whose names appeared on the Company’s register of members on 2nd April, 2004. In addition, a circular is being sent on or about 13th April, 2004 to shareholders whose names appeared on the register of members on 2nd April, 2004 setting out the terms of the scrip dividend scheme in respect of the Final Dividend pursuant to which the Board of Directors proposes to offer members with Hong Kong addresses, subject to the Final Dividend being declared by the members passing Resolution 2, the right to choose to receive new shares in the Company instead of cash in respect of some or all of their Final Dividend.

6.	In relation to Resolution 3, four Directors will retire from office at the meeting and will offer themselves for re-election. Chow Chung Kong and Christine Fang Meng Sang, who were appointed after the annual general meeting on 15th May, 2003, will retire from office at the meeting pursuant to Article 85 of the Company’s Articles of Association, and will both offer themselves for re-election. Dr. Raymond Ch’ien Kuo Fung and David Gordon Eldon will retire from office by rotation at the meeting pursuant to Articles 87 and 88 of the Company’s Articles of Association, and will both offer themselves for re-election.

7.	In relation to Resolution 6, an explanatory statement (as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the “Listing Rules”) is set out in the Appendix to the document dated 13th April, 2004 containing the full text of the Notice.

8.	By Resolutions 5 and 7, approval is being sought from members, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies Ordinance”) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7. The members of the Board of Directors wish to state, however, that they have no immediate plans to issue any new shares of the Company, other than pursuant to: (i) the scrip dividend alternative which is proposed to be offered; (ii) the Rules of the Company’s New Joiners Share Option Scheme; or (iii) the Rules of the Company’s Pre-Global Offering Share Option Scheme.

9.	The special resolution set out in the Notice (Resolution 8) will be proposed to amend the Articles of Association of the Company to reflect (a) the amendments to Appendix 3 of the Listing Rules which came into effect on 31st March, 2004 (which Appendix stipulates certain provisions as being required to be included in the articles of association of listed companies) and (b) the amendment to section 157B(1) of the Companies Ordinance which came into effect on 13th February, 2004 (under which amended section 157B(1), a company may by ordinary resolution remove a director).

10.	The Articles of Association adopted by the Company and delivered to (and registered by) the Registrar of Companies are in the English language. Accordingly, the special resolution set out in the Notice (Resolution 8) will, if passed, be passed in the English language. The translation into the Chinese language of the Notice (including the special resolution) is for information only.

Please note that refreshments will not be served at the Annual General Meeting